FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

J.D. Edwards Users Support PeopleSoft Merger, Denounce Oracle Takeover Bid.  (June 23, 2003)

Press Release	Source: Quest

J.D. Edwards Users Support PeopleSoft Merger, Denounce Oracle Takeover Bid

Monday June 23, 9:59 am ET

LEXINGTON, Ky., June 23 /PRNewswire/ — J.D. Edwards (Nasdaq: JDEC — News) customers overwhelmingly support the PeopleSoft-J.D. Edwards merger and oppose Oracle’s takeover attempt on PeopleSoft (Nasdaq: PSFT — News), according to Quest, J.D. Edwards Users Group. Quest, an independent organization representing J.D. Edwards users in more than 50 countries, made that announcement today based on its online poll, which indicated 80 percent of its members who responded supported the merger.

Speaking on behalf of 2,000 companies and 5,000 individuals, Quest joins other industry user groups in support of the merger between J.D. Edwards and PeopleSoft. “The merger would likely result in new opportunities for Quest and its members,” said David Watts, Quest president. “J.D. Edwards and PeopleSoft’s current product lines complement each other, and undoubtedly will add value for enterprise software users worldwide.”

Quest also declared opposition to the hostile takeover bid of Oracle Corporation and supported the PeopleSoft Board of Directors in rejecting Oracle’s unsolicited offer.

“We believe the Oracle (Nasdaq: ORCL — News) deal would significantly reduce the number and quality of choices for consumers of enterprise software and, ultimately, substantially harm the members of our organization,” said Watts. “The ‘sound bites’ from Oracle’s upper management suggest that this deal is not intended to benefit consumers by enhancing the current product offerings of either company, but rather to remove one competitor from the marketplace. The loser in the end won’t be J.D. Edwards, PeopleSoft or Oracle. It will be users, such as those represented by Quest.”

Quest will continue its support of J.D. Edwards users worldwide and the Board of Directors of both J.D. Edwards and PeopleSoft, and in doing so will examine all options and remedies available to it in protecting the users.

About Quest, J.D. Edwards Users Group

Quest, J.D. Edwards Users Group, serves the J.D. Edwards community as an independent, not-for-profit user group. With members in more than 50 countries and three regional/continental chapters serving Africa, Asia and Australia & New Zealand, Quest’s mission is to maximize value to the global J.D. Edwards community. Quest presents user conferences throughout the world as well as Quest Global Conference (formerly known as FOCUS), which draws nearly 8,000 members of the J.D. Edwards community worldwide. For more information, visit www.questdirect.org, call 1.800.225.0517 (North America) or +1 859.226.4307, or email questdirect@questnetx.org.

•	Media Contact:

•	Cindy Fauth DeLaine Perkins

•	Communications Manager Executive Director

•	859.219.3510 859.226.4421

•	cindy_fauth@questnetx.org delaine_perkins@questnetx.org

Source: Quest

Additional Information

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.